03014107

FEB 27 2003

WASH. D.C. 181 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HANOVER INVESTMENT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2637 EDENBORN AVENUE, SUITE 303
(No. and Street)

METAIRIE (City) LOUISIANA (State) 70002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B.J. WELLMEYER, JR. (504) 888-5190
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES F. PITTMAN, JR., CPA
(Name – *if individual, state last, first, middle name*)

2821 KINGMAN STREET, (Address) METAIRIE, (City) LOUISIANA (State) 70001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, B.J. WELLMEYER, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANOVER INVESTMENT SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

W.K. PORTER
Notary Public
MY COMMISSION IS FOR LIFE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANOVER INVESTMENT SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

AND

INDEPENDENT AUDITOR'S REPORT

HANOVER INVESTMENT SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

CONTENTS

To the Stockholders and
Board of directors
Hanover Investment Securities, Inc.

I have audited the accompanying statement of financial condition of Hanover Investment Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Investment Securities, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Metairie, Louisiana
February 24, 2003

HANOVER INVESTMENT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

EXHIBIT A

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS			
Cash in Bank	$ 8,739		
Concessions Receivable	3,274		
Deposit with clearing organization	6,005		
Prepaid expenses (Note A5)	307		
TOTAL ASSETS		$ 18,325	
TOTAL ASSETS			$ 18,325

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES			
Comissions Payable	$ 2,783		
TOTAL LIABILITIES		$ 2,783	
STOCKHOLDERS' EQUITY			
Common stock, par value $ 1 per share; authorized, issued and outstanding 30,000 shares	$ 30,000		
Nonvoting common stock, per value $ 5 per share; authorized, 15,000 shares issued and outstanding, 12,100	60,500		
Accumulated Deficit	(74,958)		
Total Stockholders' Equity		15,542	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$ 18,325

See Accountant's Report and Accompanying Notes.

HANOVER INVESTMENT SECURITIES, INC.

STATEMENT OF OPERATIONS

EXHIBIT B

YEAR ENDED DECEMBER 31, 2002

		AMOUNT	RATIO
REVENUES			
Commissions earned (Note A1)	$	72,132	99.9%
Interest Income		61	.1
	$	72,193	100.0%
EXPENSES			
Automobile	$	500	.7%
Bank service charges		205	.3
Commissions paid		60,000	83.1
Insurance		513	.7
NASD registration fees		1,651	2.3
Professional Fees		1,800	3.5
Rent		2,520	3.5
Taxes and licenses		16	.0
		67,205	93.1%
Net Profit	$	4,988	6.9%
Profit per common share (Note C)	$	.1185	

See Accountant's Report and Accompanying Notes

HANOVER INVESTMENT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY EXHIBIT C

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Balances at 1/1/02	$ 90,500	0	$ (79,946)
Net Profit for the year	0	0	4,988
Balances at 12/31/02	$ 90,500	0	($ 74,958)

See Accountant's Report and Accompanying Notes.

HANOVER INVESTMENT SECURITIES, INC.

STATEMENT OF CHANGES IN FINANCIAL POSITION — EXHIBIT D

YEAR ENDED DECEMBER 31, 2002

SOURCES OF WORKING CAPITAL:	
Net Profit from Operations	$ 4,988
Add Back Expense not requiring an outlay Of Working-Capital Depreciation	0
Net increase (Decrease) in Working Capital	$ 4,988
Increase (Decrease) in Working Capital	
Cash	4,492
Concessions Receivable	3,274
Prepaid Expenses	(5)
	$ 7,771
Increase (decrease) in Current Liabilities:	
Commissions payable	2,783
Net Increase (decrease) in Working Capital	$ 4,988

See Accountant's Report and Accompanying Notes.

HANOVER INVESTMENT SECURITIES, INC.

STATEMENT OF CASH FLOWS

EXHIBIT E

YEAR ENDED DECEMBER 31, 2002

Increase in Cash and Cash Equivalents		
Cash Flows from Operating Activities:		
Cash Received from Customer	$ 68,919	
Cash Paid to Suppliers & Agents	(64,427)	
Net Cash Provided by Operating Activities		$ 4,492
Net increase in cash and cash equivalents		4,492
Cash and cash equivalents at begining of period		10,252
Cash and cash equivalents at end of period		$ 14,744
Reconciliation of Net Profit to Net Cash Provided by Operating Activities:		
Net Profit		$ 4,988
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Concession Receivable	$ (3,274)	
Increase in prepaid expenses	5	
Increase in Commissions Payable	2,783	
Total adjustments		($ 496)
Net Cash Provided by Operating Activities		$ 4,492

See Accountant's Report and Accompanying Notes.

HANOVER INVESTMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE A - SUMMARY OF ACCOUNTING PROCEDURES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Description of business

The company, acting in an agency capacity, buys and sells securities and other investments for its customers and receives a commission. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Other customers' investments are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

2. Organization

The company was incorporated in Missouri on March 1, 1983 under the name of J. Penner and Company, Inc. On October 19, 1984. A Certificate of Amendment to the corporation was issued by the Secretary of State of Missouri amending the name of the Corporation to Hanover Investment Securities, Inc. Accordingly, on November 14, 1984, new stock was issued under the new name to the parties holding the stock at the date of the name change.

3. Depreciation

Fixed assets were all fully depreciated and no longer in use.

4. Concessions Receivable

Balance due at December 31, 2002. $ 3,274

5. Prepaid Expenses

Consists of the following: Insurance $ 307

HANOVER INVESTMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE B - NET OPERATING LOSS CARRY-FORWARDS

The company has available at December 31, 2002 unused operating loss carry-forwards, which may be applied against future taxable income, that expire as follows:

Amount of Unused Operating Loss Carry-Forwards	Expiration During Year ended December 31
$ 14,008	2004
16,322	2005
19,916	2006
1,921	2007
15,476	2008
1,415	2011
1,362	2012
4,868	2013
5,769	2016
$ 81,057	

NOTE C - EARNINGS PER SHARE

Earnings per share of common stock was computed by dividing net income by the weighted average number of common shares outstanding for the year (42,100)

NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at January 1, 2002	$ -
Increase	-
Decrease	-
	- 0 -
Subordinated liabilities at December 31, 2002	$ - 0 -

Board of Directors
Hanover Investments Securities, Inc.

In planning and performing my audit of the financial statements of Hanover Investment Securities, Inc. for the year ended December 31, 2002, I considered its internal control structure including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hanover Investment Securities, Inc. that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The company was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions had not been complied with during the period. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, certifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility for are safeguarded against loss from unauthorized use or management authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration to the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structures, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1935 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Metairie, Louisiana
February 24, 2003

SUPPLEMENTAL INFORMATION

SCHEDULE 1

HANOVER INVESTMENT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15A-3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net capital required	$	5,000
NET CAPITAL		
Total stockholders' equity	$	15,542
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		(307)
NET CAPITAL	$	15,235
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Commission payable	$	2,783
Total aggregate indebtedness	$	2,783
Ratio: Aggregate indebtedness to net capital		18.3%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part II of Form X-17A-5 as of December 31, 2002.)		
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$	15,234
Client adjustments at 12/31/01		308
Net audit adjustments		(307)
NET CAPITAL	$	15,235